FILED BY COEUR D’ALENE MINES CORPORATION PURSUANT TO
RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED
FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WHEATON RIVER MINERALS LTD. (NO. 1-31561)

FILING: REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-117325)

Coeur d’Alene Mines Corporation
505 Front Avenue, P.O. Box I
Coeur d’Alene, ID 83816-0316
Telephone 208.667.3511
Facsimile 208.667.2213

Press Release

FOR IMMEDIATE RELEASE

CANADIAN OFFER TO BE MADE AVAILABLE TO CANADIAN SHAREHOLDERS OF WHEATON RIVER SHORTLY

COEUR D’ALENE, Idaho — July 14, 2004. Coeur d’Alene Mines Corporation (NYSE:CDE) today confirmed at the request of the British Columbia Securities Commission that it has not yet made a formal offer to Canadian shareholders of Wheaton River Minerals Ltd. (TSX:WRM, AMEX:WHT). As disclosed yesterday, Coeur has filed a Registration Statement on Form S-4 with the United States Securities and Exchange Commission. The offer to purchase in that form is being mailed to shareholders of Wheaton with a U.S. mailing address but is not available to Wheaton shareholders who are in Canada or whose last address on the books of Wheaton is in Canada. The Canadian offer to purchase, containing additional information required by Canadian law (and, in Quebec, in the French language), is being completed and will be filed with Canadian securities regulatory authorities and made available as soon as practicable to Wheaton shareholders in Canada. That offer to purchase will, as required by Canadian law, be open for acceptance for at least 35 days from the date on which it is mailed to Canadian shareholders.

Coeur d’Alene Mines Corporation is the world’s largest primary silver producer, as well as a significant, low-cost producer of gold. The Company has mining interests in Nevada, Idaho, Alaska, Argentina, Chile and Bolivia.

Cautionary Statement

The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use the term “resource” in this press release which the SEC guidelines strictly prohibit us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 10-K for the year ended December 31, 2003 and Form 10-Q for the quarter ended March 31, 2004, which disclosure has not been amended or superseded by the Canadian information set forth above. You can review and obtain copies of that filing from the SEC website at http://www.sec.gov/edgar.html.

This document contains numerous forward-looking statements relating to the Company’s silver and gold mining business. In addition, Coeur has proposed to enter into a business combination transaction with Wheaton River Minerals Ltd. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such forward-looking statements include the statements above as to the impact of the proposed acquisition on both the combined entity and the Company’s stockholders. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the Company’s control. These include negotiation and completion of a formal transaction agreement, governmental regulatory processes, the Company’s ability to successfully integrate the operations of Wheaton River, assumptions with respect to future revenues, expected mining program performance and cash flows and the outcome of contingencies. Operating, exploration and financial data, and other statements in this document are based on information the company believes reasonable, but involve significant uncertainties as to future gold and silver prices, costs, ore grades, estimation of gold and silver reserves, mining and processing conditions, the completion and/or updating of mining feasibility studies, changes that could result from the Company’s future acquisition of new mining properties or businesses, the risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions), regulatory and permitting matters, risks inherent in the ownership and operation of, or investment in, mining properties or businesses in foreign countries, as well as other uncertainties and risk factors set out in the Company’s filings from time to time with the SEC, including, without limitation, the Company’s reports on Form 10-K and Form 10-Q. Actual results and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Wheaton River or Coeur. Coeur’s offer to purchase will be made to Wheaton River shareholders only pursuant to tender offer material as required by applicable law. Coeur has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 and a Schedule TO. A separate form of documentation, containing additional information required by Canadian law, will be filed with Canadian securities regulatory authorities. This communication is not a solicitation of a proxy from any security holder of Coeur or Wheaton. YOU ARE URGED TO READ THE REGISTRATION STATEMENT, THE SCHEDULE TO AND ANY OTHER RELEVANT DOCUMENTS, INCLUDING PROXY SOLICITATION MATERIALS, FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You can obtain such materials, and any amendments and supplements thereto, (as they become available) without charge at the SEC’s website, www.sec.gov. In addition, you may obtain the proxy statement/prospectus (if and when it becomes available) and the other documents filed by Coeur with the SEC by requesting them in writing from, 400 Coeur d’Alene Mines Building, 505 Front Avenue, Coeur d’Alene, Idaho 83814, Attn: Investor Relations, tel: (208) 667-3511.

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Contacts:	James A. Sabala
Chief Financial Officer
208-769-8152

Mitchell J. Krebs
Vice President Of Corporate Development
773-255-9808

Joele Frank / Judith Wilkinson
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

Dan Burch / Steve Balet
MacKenzie Partners, Inc.
212-929-5500

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